Moxian, Inc.

Block A, 9/F, Union Plaza, 5022 Binjiang Avenue,

Futian District, Shenzhen City, Guangdong Province

People’s Republic of China

Tel. +86 (10) 755-66803251

April 13, 2017

VIA EDGAR

Ji Shin, Attorney-Advisor

Bernard Nolan, Attorney-Advisor

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Moxian, Inc.
Registration Statement on Form S-3
File No. 333-216811

REQUEST FOR WITHDRAWAL

Ladies and Gentlemen:

On March 17, 2017, Moxian, Inc. (the “Company”), filed Registration Statement No. 333-216811 on Form S-3 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Please direct any questions or comments regarding this request to our outside counsel, Anthony W. Basch, Kaufman & Canoles, P.C., Two James Center, 14th Floor, 1021 E. Cary St., Richmond, VA 23219, (804) 771.5725, awbasch@kaufcan.com.

Very truly yours,

Moxian, Inc.

By:	/s/ James Mengdong Tan
Name:	James Mengdong Tan
Title:	President and Chief Executive Officer